GREEN ENERGY

GLOBAL

United Saates Securities and Exchange Commission

Washington, DC. 20549

Erin Purnell, Legal Branch Chief

RE: Green Energy Global Inc.

Registration Statement on Form S1

Fileh September 7, 2022

File number 333-267307

RE: S1 FORM / REGISTRATION WITHDRAWAL

Dear S.E.C.

We received your reply concerning our filing and how it relates to our lack of compliance with Section

5( c ) . Therefore, we are withdrawikg effective immediately our Registration Statement form S1.

We apologize for our lack of oversight and will correct those deficiencies pointed out in our future filing.

Please contact Ms. Sanders, Legal Representativz if you have any questions.

Sincerely,

M. Khan

Senior Management

Corporate Office: 155 N Frontage Road Pearce AZ 85625

+1 (888) 463-2634 | +1 (888) GO-ECO-34

info.usa@greenenergiglobal.co

155 N Frontage Road, Pearce AZ.  85625

(888) 463-2634 | +1 (888) GO-ECO-34

info.usa@greenenergyglobal.co